[TECHNOPRISES LOGO]                                                 News Release
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                                                                    Exhibit 99.1

                              FOR IMMEDIATE RELEASE

             TECHNOPRISES LTD. TO ACQUIRE BANK HAPOALIM OWNERSHIP OF
              CORESMA'S DEBT FOR A COMBINATION OF EQUITY AND CASH


         This Agreement Finalizes the Restructuring of the Former BVR Technology Activities


Tel Aviv, Israel, May 27, 2004 - Technoprises, Ltd. (OTCBB: TNOLF), a global provider of end-to-end cross-media integration for "seamless computing", announced it has signed an agreement with Bank Hapoalim to convert outstanding debt of approximately $4M in Coresma Ltd., a portfolio company of the former BVR Technologies, now Technoprises, into a combination of equity and cash.

Pursuant to the Agreement, Technoprises has acquired the debt (including all fixed charges and floating charges on goodwill, equipment and all assets that secure the loan) in consideration for a purchase price of $1,900,000, to Bank Hapoalim payable as follows:

         1.       $1,300,000, payable in Technoprises ordinary shares.

         2.       $500,000, payable in Technoprises options.

         3.       $100,000, payable in cash.

By the end of May 2004 application will be filed with the Tel Aviv district court to appoint Zafrir Ostashinsky, attorney, as an official receiver of Coresma in connection with the receivership procedure. The assets of Coresma will be sold to the highest bidder. Technoprises will consider to acquire the assets of Coresma as part of the receivership process.

"We welcome Bank Hapoalim as a shareholder of Technoprises and believe that this step will create a solid base for future business relations between both parties" said Adam Ofek, President of Technoprises, Ltd.


         ABOUT TECHNOPRISES LTD.

Technoprises Ltd. is a global provider of end-to-end cross-media integration for "seamless computing." Technoprises was formed through the strategic roll-up of companies to optimize synergies of their respective businesses. The Company has seven patent applications - six are pending and one was approved in 2003; it also has the exclusive license rights to a patent for InfoStyle - a technology to distribute targeted media to customers based on a profile of up to 28 unique ways of processing information. Technoprises' subsidiaries are Telematik Cross Media (TCM), which includes TVgate; Entertainment Application Virtual Reality
(EVR) and Watchow Desktop. For more information visit the Company's Websites, www.technoprises.com, www.tcrossmedia.com and www.everysystems.com.

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SAFE HARBOR
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of Technoprises only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for Technoprises' affiliates' products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of Technoprises to differ materially from those contemplated in such forward-looking statements. Technoprises Ltd. undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting Technoprises, reference is made to Technoprises' reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.technoprises.com and www.portfoliopr.com.


CONTACTS:

Adam Ofek
President, Technoprises, Ltd.
011 972 54 6 207050
adam@technoprises.com

Jerry Cahn, Ph.D., J.D.
President, Technoprises USA
(212) 629-1869
jerry.cahn@technoprises.com

Dahlia Bailey
PortfolioPR
(212) 736-9224
dbailey@portfoliopr.com